Exhibit 10.16

December 29, 2010

Re:   Amended and Restated Offer Letter

Dear Pamela:

This letter (the “Amended Letter”) amends and restates the offer letter between you and AcelRx Pharmaceuticals, Inc. (the “Company”) dated July 1, 2009 (the “Original Letter”) in order to clarify the manner of exemption or compliance of certain items of compensation with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

The terms of your position with the Company are as set forth below:

1.      Position.

(a)        You will continue to serve as the Chief Medical Officer for the Company, working out of the Company’s offices in Redwood City, California. You will report to Richard King, the Company’s President and Chief Executive Officer.

(b)        You agree to the best of your ability and experience that you will at all times loyally and conscientiously perform all of the duties and obligations required of and from you pursuant to the express and implicit terms hereof, and to the reasonable satisfaction of the Company. During the term of your employment, you further agree that you will devote 100% of your business time and attention to the business of the Company, the Company will be entitled to all of the benefits and profits arising from or incident to all such work services and advice, you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company, such consent not to be unreasonably withheld, and you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company. Nothing in this letter agreement will prevent you from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than one percent (1%) of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange.

2.      Start Date.    You commenced employment with the Company on July 1, 2009 (the “Start Date”).

3.      Compensation.    You will be eligible to earn a monthly salary of $31,250.00, which is equivalent to $375,000.00 on an annualized basis, less standard payroll deductions and withholdings (the “Base Salary”). Your salary will be payable in two equal payments per month pursuant to the Company’s regular payroll policy. The Base Salary will be reviewed annually as part of the Company’s normal salary review process.

4.      Stock Options.

(a)        Prior Grants.    In connection with your services for the Company, the Company’s Board of Directors (the “Board”) has granted to you stock options to purchase shares of the Company’s Common Stock. The options are subject to the terms of the Company’s 2006 Stock Plan (the “Plan”) and the Stock Option Agreements between you and the Company, except as expressly modified by this Amended Letter.

(b)        Effect of Termination Following a Change in Control.    In the event that the Company undergoes a Change in Control (as such term is defined in the Plan) and on or within eighteen (18) months following the closing of the Change in Control, the Company terminates your employment without Cause (as such term is defined below) and other than as a result of your death or disability, or you terminate your employment due to an Involuntary Termination (as such term is defined below), and subject to your execution of a general release of all claims with respect to the Company that is effective not later than sixty (60) days after your Separation from Service (as such term is defined below) and your resignation from the Board (if requested by the Board), the vesting of the stock options that the Company has granted to you as of the date of this Amended Letter and any stock options that the Company may grant to you in the future (the shares subject to each such stock option, the “Option Shares”) shall accelerate in full such that 100% of the then unvested Option Shares will become vested and exercisable as of your termination date.

5.      Benefits.

(a)      Insurance Benefits.    The Company will provide you with the opportunity to participate in the standard benefits plans currently available to other Company employees, subject to any eligibility requirements imposed by such plans.

(b)      Vacation; Sick Leave.    You will be entitled to paid time off according to the Company’s standard policies.

(c)      Expense Reimbursements.    You will be eligible for expense reimbursement in accordance with Company policy. For the avoidance of doubt, to the extent that any reimbursements payable to you are subject to the provisions of Code Section 409A: (a) to be eligible to obtain reimbursement for such expenses you must submit expense reports within 45 days after the expense is incurred, (b) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (c) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (d) the right to reimbursement under this agreement will not be subject to liquidation or exchange for another benefit.

6.      Confidential Information and Invention Assignment Agreement.    Your employment with the Company is subject to the terms of the Confidential Information and Invention Assignment Agreement previously entered into between you and the Company (the “Confidentiality Agreement”).

7.      At-Will Employment.    Your employment with the Company will continue to be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability.

8.      Severance Benefits.

(a)        Termination Without Cause During the Initial Period.    If the Company terminates your employment other than for Cause (and other than as a result of your death or disability) on or before the 2nd anniversary of your Start Date, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) and without regard to alternate definitions thereunder, a “Separation from Service”), then subject to your obligations below, the Company will pay you a cash lump-sum payment in an amount equal to (x) four (4) months of your then-Base Salary at the rate in effect on the effective date of your termination, plus (y) an additional two (2) weeks of your then-Base Salary for every full year of regular, full time employment you have completed as of your termination date (the “Initial Period Severance Benefit”), with such payment made on the 60th day following your Separation from Service. Nothing in this severance provision is intended to modify the at-will nature of your employment.

(b)        Termination Following a Change in Control.    If the Company or a successor entity terminates your employment other than for Cause (and other than as a result of your death or disability), or if you terminate your employment due to an Involuntary Termination, in either case on or within twelve (12) months following a Change in Control, and provided such termination constitutes a Separation from Service, then subject to your obligations below, you shall be entitled to receive the following severance benefits (collectively the “Change in Control Severance Benefits”):

(i)        an amount equal to six (6) months of your then current Base Salary, ignoring any decrease in Base Salary that forms the basis for an Involuntary Termination, subject to applicable tax withholdings, paid (except as set forth below) over the first 6 months following your Separation from Service; and

(ii)        if you timely elect continued coverage under the health care continuation laws commonly known as COBRA for yourself and your covered dependents, then the Company shall pay, directly to the COBRA carrier as and when due, the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents from your termination date until the earliest of (A) the end of the 6th month following your termination date, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (such period from the termination date through the earliest of (A) through (C), the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay to you on the last day of each month of the remainder of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment Period. If you become eligible for coverage under another employer’s group health plan or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify the Company of such event, and all payments and obligations under this clause shall cease.

(c)        Conditions.    Your entitlement to the Initial Period Severance Benefit or the Change in Control Severance Benefits, as applicable (collectively referred to as the “Severance Benefits”), shall be contingent upon (x) your execution of a release of claims agreement in a form acceptable to the Company that is effective within sixty (60) days after your Separation from Service and (y) your resignation from the Board (if requested by the Board), to be effective no later than the date of your Separation from Service (or such other date as requested by the Board). In addition, notwithstanding the payment schedules described above, no payments will be made prior to the 60th day following your Separation from Service. On the 60th day following your Separation from Service, the Company will pay, in a lump sum, the Severance Benefits that would have otherwise been paid on or prior to such date under the original schedule but for the delay while waiting for the 60th day in compliance with Section 409A and the effectiveness of the release, with the balance of the Severance Benefits being paid as originally scheduled. All of the Severance Benefits are subject to applicable tax withholdings.

(d)        Certain Definitions.    The following terms have the meaning set forth below wherever they are used in the Original Letter (as amended by this Amended Letter):

(i)        “Cause” shall exist for termination if any of the following occur: (i) your material breach of your employment responsibilities, including but not limited to material violations of the Company’s policies or gross negligence in the performance of your duties and responsibilities, if the breach is not cured within thirty days following written notice from the Company, (ii) your conviction of, or the entry of a pleading of guilty or nolo contendere to, any crime involving moral turpitude or any felony, or (iii) your commission of fraud or any material act of dishonesty or disloyalty in connection with your employment with the Company.

(ii)        “Involuntary Termination” shall mean your voluntary resignation from all positions you then hold with the Company within sixty (60) days following the occurrence of any of the following events without your written consent and after providing written notice of such event to the Company and providing the Company at least thirty (30) days to cure such event: (i) a material reduction or change in your job duties, reporting relationships, responsibilities and requirements inconsistent with your position with the Company and prior duties, reporting relationships, responsibilities and requirements prior to the Change in Control, provided that neither a mere change in title alone nor reassignment following a Change in Control to a position that is substantially similar to the position held prior to the Change in Control in terms of job duties, responsibilities or requirements shall constitute a material reduction in job responsibilities; (ii) a reduction in your then-current base salary by at least 20%; provided that an across-the-board reduction in the salary level of all other senior executives by the same percentage amount as part of a general salary level reduction shall not constitute such a salary reduction, or (iii) the relocation of your principal place for performance of your Company duties to a location that increases your one-way commute by more than thirty (30) miles.

9.      No Conflicting Obligations.    In your work for the Company, you are not to use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

10.      Section 409A Matters.    It is intended that all of the severance benefits and other payments payable under the Original Letter, as amended by this Amended Letter, satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, will be construed and interpreted in a manner that makes such amounts compliant with the requirements Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary herein, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments or benefits due upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. For purposes of this Amended Letter, any reference to termination of employment shall be construed to mean a Separation from Service.

11.      Entire Agreement.    This Amended Letter, together with the Confidentiality Agreement, sets forth the entire agreement and understanding between you and the Company relating to your employment and supersedes all prior agreements and discussions between us. This Amended Letter may not be modified or amended except by a written agreement, signed by an officer of the Company, although the Company reserves the right to modify unilaterally your compensation, benefits, job title and duties, reporting relationships and other terms of your employment. This Amended Letter will be governed by the laws of the State of California without regard to is conflict of laws provision.

We hope you find this Amended Letter acceptable and look forward to your favorable response. Please return one copy of this Amended Letter indicating your acceptance to me.

Sincerely,

/s/ Richard King

Richard King

President and Chief Executive Officer

I accept the terms of employment offered in this Amended Letter.

Signature:	/s/ Pamela Palmer, M.D
Pamela Palmer, M.D.

Date:	12/29/10